UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 333-271029

Xuhang Holdings Limited

Building 2, Shangtanghe 198 Cultural and Creative Park, 198 Shenban Road

Gongshu District, Hangzhou City, Zhejiang Province

The People’s Republic of China, 310000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On October 31, 2024, Mr. Lei Chen (“Mr. Chen”) notified Xuhang Holdings Limited (the “Company”) of his resignation as the Chief Financial Officer of the Company, effective as of October 31, 2024. Mr. Chen has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

While the Company is looking for a full-time Chief Financial Officer to fill the vacancy created by Mr. Chen’s resignation, Mr. Tianhang Xiao, the Company’s Chief Executive Officer, will serve as the interim Chief Financial Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024

Xuhang Holdings Limited

By:	/s/ Tianhang Xiao
Name:	Tianhang Xiao
Title:	Chief Executive Officer and Director